March 8, 2006


By facsimile to (303) 796-2777 and U.S. Mail


Mr. James E. Alexander
President
Isonics Corporation
5906 McIntyre Street
Golden, CO 80403

Re:	Isonics Corporation
	Registration Statement on Form S-3
	Filed February 23, 2006
File No. 333-132012
Annual Report on Form 10-KSB for the fiscal year ended April 30,
2005
and
Subsequent Quarterly Reports on Form 10-QSB
File No. 0-21607

Dear Mr. Alexander:

	We limited our review of your filings to those issues that we have addressed in our comments. Where indicated, we think that you should revise your filings in response to these comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us information. We may raise additional comments after reviewing this information.

      Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.


S-3

General

1. We intend to process concurrently the registration and the pending applications for confidential treatment. Before requesting acceleration of the registration statement`s effectiveness, you must resolve any issue concerning the applications and file publicly the portions for which you are not requesting confidential treatment.

2. We are not making any determination whether the disclosure, including, for example, cautionary language or the disclosure`s placement, satisfies the sections` requirements if the registration statement states that it:

* Includes forward-looking statements within the meaning of section
27A of the Securities Act and section 21E of the Exchange Act.

* Otherwise makes reference to those provisions.

* Makes reference to the Private Securities Litigation Reform Act of
1995 generally.

Selling Shareholders and the Plan of Distribution, page 21

3. Other than Clayton Dunning Capital Partners, Inc. or Clayton
Dunning, confirm that none of the selling shareholders is a broker-dealer or a broker-dealer`s affiliate. We note the disclosure in footnote (4) that Clayton Dunning is a broker-dealer.

4. Unless a selling shareholder who is a broker-dealer acquired the securities being offered for resale as compensation for underwriting activities, Isonics must identify the broker-dealer as an underwriter in the prospectus. Language such as "may be deemed to be" an underwriter is unacceptable if the selling shareholder is a broker-dealer. Please revise for Clayton Dunning and any other selling shareholder who is a broker-dealer.

5. For a selling shareholder that is a broker-dealer`s affiliate, include disclosure that this broker-dealer`s affiliate:

* Purchased the securities to be resold in the ordinary course of business.

* Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If Isonics is unable to make the representations in the two bullet points above, Isonics must state in the prospectus that the selling shareholder is an underwriter. Language such as "may be deemed to be" an underwriter is unacceptable if the selling shareholder is an affiliate of an underwriter that cannot make these representations.

6. Expand the disclosure to include all compensation fees paid or payable under financing agreements with selling shareholders.

7. Disclose that Isonics will file a prospectus supplement to name successors to any named selling shareholders who are able to use the prospectus to resell the securities.

10-KSB

Item 8A.  Controls and Procedures, page 50

8. Disclosure in the first paragraph states that you carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures within the 90 days before the filing date of this report and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective. You must evaluate the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. See Rule 13a-15(c) under the Exchange Act. See also Rule 13a-15(b) under the Exchange Act. Please revise in future filings.

Closing

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked copies of the amendments to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing the amendment and the responses to the comments.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since Isonics and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      Notwithstanding our comments, if Isonics requests acceleration of the registration statement`s effectiveness, Isonics should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Isonics from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

* Isonics may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Isonics provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness as confirmation that those requesting acceleration are aware of their responsibilities under the
Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	We direct your attention to Rules 460 and 461 on requesting a registration statement`s acceleration. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days before the requested effective date.



	You may direct questions on comments and other disclosure
issues
to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at
(202)
551-3760.

Very truly yours,





Pamela A. Long
					     Assistant Director

cc:	Herrick K. Lidstone, Jr., Esq.
	Burns, Figa & Will, P.C.
	6400 South Fiddlers Green Circle, Suite 1000
	Greenwood Village, CO 80111



Mr. James E. Alexander
March 8, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE